                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

      For the fiscal year ended September 30, 1993

                                      Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from            to
                                     -----------   -----------


      Commission file number: 1-4219

      A. Full title of the Plan and the address of the plan, if different from that of the issuer named below: ZAPATA HAYNIE CORPORATION PROFIT SHARING/SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: ZAPATA CORPORATION, ONE RIVERWAY, SUITE 2200, 777 SOUTH POST OAK LANE, HOUSTON, TEXAS 77056

                 [LOGO OF ARTHUR ANDERSEN & CO. APPEARS HERE]

                           ARTHUR ANDERSEN & CO. SC


     ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN

     FINANCIAL STATEMENTS
     AS OF SEPTEMBER 30, 1993
     TOGETHER WITH AUDITORS' REPORT

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------


              INDEX TO FINANCIAL STATEMENTS, SCHEDULE AND EXHIBIT
              ---------------------------------------------------

Report of Independent Public Accountants

Statement of Net Assets Available for Plan Benefits, September 30, 1993

Statement of Net Assets Available for Plan Benefits, September 30, 1992

Statement of Changes in Net Assets Available for Plan Benefits for the Year
 Ended September 30, 1993

Statement of Changes in Net Assets Available for Plan Benefits for the Year
 Ended September 30, 1992

Notes to Financial Statements

Schedule I - Schedule of Assets Held for Investment Purposes, September 30, 1993

Exhibit 1 - Financial Statements and Schedules of the Zapata Corporation Master Profit-Sharing Trust

                 [LOGO OF ARTHUR ANDERSEN & CO. APPEARS HERE]


             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Pension and Benefits Committee
of Zapata Haynie Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Zapata Haynie Corporation Profit-Sharing/Savings Plan as of September 30, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Pension and Benefits Committee of Zapata Haynie Corporation. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Zapata Haynie Corporation Profit-Sharing/Savings Plan as of September 30, 1993 and 1992, and the changes in its net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



[SIGNATURE OF ARTHUR ANDERSEN & CO. APPEARS HERE]

Houston, Texas
January 18, 1994

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               SEPTEMBER 30, 1993
                               ------------------


                                                       Money Market/              Zapata
                                                        Guaranteed      Fixed     Common
                                            Equity      Investment     Income     Stock      Loan
                                             Fund      Contract Fund    Fund       Fund      Fund        Total
                                          -----------  -------------  ---------  --------  ---------  -----------

ASSETS:
   Investment in Zapata Corporation
    Master Profit-Sharing Trust -
    Schedule I (Exhibit 1)                 $1,165,757     $3,119,898   $162,097   $80,472  $       -   $4,528,224

   Contributions receivable-
    Employee                                   10,507            546      2,761         -          -       13,814
    Employer                                    5,120        387,143        789       189          -      393,241
    Loans to participants                           -              -          -         -    133,436      133,436
                                           ----------     ----------   --------   -------   --------   ----------
                                            1,181,384      3,507,587    165,647    80,661    133,436    5,068,715
                                           ----------     ----------   --------   -------   --------   ----------

LIABILITIES:
    Refunds payable to
     participants                              14,493         12,253      3,111     4,443          -       34,300
                                           ----------     ----------   --------   -------   --------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                                  $1,166,891     $3,495,334   $162,536   $76,218   $133,436   $5,034,415
                                           ==========     ==========   ========   =======   ========   ==========


   The accompanying notes are an integral part of these financial statements.

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               SEPTEMBER 30, 1992
                               ------------------



                                                       Money Market/              Zapata
                                                        Guaranteed      Fixed     Common
                                            Equity      Investment     Income     Stock      Loan
                                             Fund      Contract Fund    Fund       Fund      Fund       Total
                                           ----------  -------------  ---------  --------  --------  -----------

ASSETS:
   Investment in Zapata
    Corporation Master
    Profit-Sharing Trust -
    Schedule I (Exhibit 1)                 $1,178,692     $2,855,128   $119,327   $64,706  $      -   $4,217,853

   Contributions receivable-
    Employee                                    6,024          9,021        977       462         -       16,484
    Employer                                    4,901        391,737        798       404         -      397,840
    Loans to participants                           -              -          -         -    65,956       65,956
                                           ----------     ----------   --------   -------   -------   ----------
                                            1,189,617      3,255,886    121,102    65,572    65,956    4,698,133
                                           ----------     ----------   --------   -------   -------   ----------

LIABILITIES:
   Refunds payable to
    participants                               27,514         11,368      1,366       781         -       41,029
                                           ----------     ----------   --------   -------   -------   ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                                  $1,162,103     $3,244,518   $119,736   $64,791   $65,956   $4,657,104
                                           ==========     ==========   ========   =======   =======   ==========

   The accompanying notes are an integral part of these financial statements.

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------


                            STATEMENT OF CHANGES IN
                            -----------------------

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     --------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1993
                     -------------------------------------



                                                        Money Market/                Zapata
                                                          Guaranteed      Fixed      Common
                                             Equity       Investment      Income      Stock       Loan
                                              Fund      Contract Fund      Fund        Fund       Fund        Total
                                          ------------  --------------  ----------  ---------   ---------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year                         $1,162,103      $3,244,518    $119,736   $ 64,791    $ 65,956    $4,657,104

CONTRIBUTIONS:
   Employee                                   242,676         238,192      37,379     27,613           -       545,860
   Employer                                    17,518         401,680       2,406        979           -       422,583

INTEREST AND DIVIDEND INCOME                   33,370         198,425      11,031        108       7,960       250,894

REALIZED GAIN (LOSS) ON INVESTMENT IN          (8,506)              -          37       (539)          -        (9,008)
 MASTER TRUST

UNREALIZED APPRECIATION
 (DEPRECIATION) OF INVESTMENT IN              (91,999)              -       2,638       (476)          -       (89,837)
 MASTER TRUST


WITHDRAWALS, net of transfers between        (159,361)       (513,367)     (8,005)   (16,258)     59,520      (637,471)
 funds

ADMINISTRATIVE EXPENSES                       (28,910)        (74,114)     (2,686)         -           -      (105,710)
                                           ----------      ----------    --------   --------    --------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year                               $1,166,891      $3,495,334    $162,536   $ 76,218    $133,436    $5,034,415
                                           ==========      ==========    ========   ========    ========    ==========

   The accompanying notes are an integral part of these financial statements.

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------

                            STATEMENT OF CHANGES IN
                            -----------------------

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     --------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1992
                     -------------------------------------



                                                        Money Market/                Zapata
                                                          Guaranteed      Fixed      Common
                                             Equity       Investment      Income      Stock      Loan
                                              Fund      Contract Fund      Fund       Fund       Fund       Total
                                           -----------  -------------    --------    ---------  --------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year                         $  905,407      $2,857,396    $ 87,955    $40,355    $45,503   $3,936,616

CONTRIBUTIONS:
   Employee                                   222,618         266,269      34,092     21,203          -      544,182
   Employer                                    15,493         405,878       2,412      1,391          -      425,174

INTEREST AND DIVIDEND INCOME                   29,337         203,188       8,225         93      5,730      246,573

REALIZED GAIN (LOSS) ON INVESTMENT IN          (5,226)              -        (119)        42          -       (5,303)
 MASTER TRUST

UNREALIZED APPRECIATION
 (DEPRECIATION) OF INVESTMENT IN              112,900               -       6,032      9,122          -      128,054
 MASTER TRUST


WITHDRAWALS, net of transfers between
 funds                                        (96,325)       (420,313)    (17,034)    (7,415)    14,723     (526,364)

ADMINISTRATIVE EXPENSES                       (22,101)        (67,900)     (1,827)         -          -      (91,828)
                                           ----------      ----------    --------    -------    -------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year                               $1,162,103      $3,244,518    $119,736    $64,791    $65,956   $4,657,104
                                           ==========      ==========    ========    =======    =======   ==========


   The accompanying notes are an integral part of these financial statements.

             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          SEPTEMBER 30, 1993 AND 1992
                          ---------------------------



1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:
    ----------------------

General
- -------

The Zapata Haynie Corporation Profit-Sharing/Savings Plan (the Plan) was adopted October 1, 1985, under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective October 1, 1989, to comply with the Internal Revenue Code of 1986, as amended (the
Code). Zapata Haynie Corporation (the Company) is a wholly owned subsidiary of Zapata Corporation (Zapata).

The assets of the Plan are managed together with those of the Zapata Corporation Profit-Sharing Plan (Zapata Plan) under the Zapata Corporation Master Profit-Sharing Trust (the Master Trust). Zapata established the Master Trust by an agreement with First City, Texas, effective October 1, 1985. In October 1992, the board of directors of Zapata removed First City, Texas, as trustee and appointed NationsBank of Texas, N.A., as the successor trustee (the trustee). Each plan holds an interest in the assets and liabilities in each of the funds in the Master Trust.

The Plan and the Master Trust were established and are maintained for the exclusive benefit of the participating employees, and no part of the Master Trust assets will revert to the participating employer. The accounts of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis each fiscal year-end for financial reporting purposes.

Investment in the Zapata Corporation
Master Profit-Sharing Trust
- ------------------------------------

The cost of the investment in the Master Trust represents the Plan's proportionate share of the purchase price of the assets and reinvested earnings on investments in the Master Trust. All dividend and interest income earned on securities in the Master Trust is reinvested. The value of the investment in the Master Trust is adjusted to reflect the earnings on investments plus the market value appreciation or depreciation. See Exhibit 1 for summarized financial information of the Master Trust.

The trustee maintains the Master Trust assets in four separate funds for investment purposes as follows: (a) the Equity Fund, which is invested principally in equity securities such as common stock of various corporations,
(b) the Money Market/Guaranteed Investment Contract Fund, which is invested in guaranteed investment contracts issued by life insurance companies and short-term money market funds, (c) the Fixed Income Fund, which is invested predominantly in fixed income securities such as "high grade" corporate obligations and obligations issued or fully guaranteed by the United States Government and related agencies and (d) the Zapata Common Stock Fund, which is invested in the common stock of Zapata. The Plan assets are invested together with the fund assets of the Zapata Plan in the Master Trust in order to minimize brokerage and investment fees and to maximize the rate of return on the assets invested.

Each participant may, by written notice to the Pension and Benefits Committee (the Committee), direct that his employee contribution (and employer matching contribution) be invested under any one or combination of the funds described above. The investment percentages made to each fund, however, must be in increments of 10 percent. The annual employer profit-sharing contribution (see
Note 2) is invested in the Money Market/Guaranteed Investment Contract Fund.

Income earned by the four investment funds described above is credited quarterly to the participants in that fund on a pro rata basis, based on the balances of the participants' accounts at the beginning of each quarter, increased by contributions and loan repayments and reduced by distributions, withdrawals and loans during the current quarter.

Withdrawals
- -----------

Refunds payable to participants of $34,300 and $41,029 at September 30, 1993 and 1992, respectively, are excess contributions which were returned to Plan participants during December 1993 and 1992, respectively. Excess contributions resulted from the "Plan's highly compensated group," as defined by the applicable provisions of the Code, contributing more than they were allowed by the Code regulations.

Benefits payable to withdrawing participants are included within net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of September 30, 1993 and 1992, the benefits payable to withdrawing participants were $113,791 and $81,721, respectively.

Administrative Expenses
- -----------------------

Administrative expenses, brokerage fees and transfer taxes are paid by the Master Trust.

Federal Income Taxes
- --------------------

The Plan obtained its latest determination letter during 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Reclassifications
- -----------------

Certain reclassifications to the 1992 amounts have been made to conform to 1993 classifications.

2.  SUMMARY OF SIGNIFICANT
    PROVISIONS OF THE PLAN:
    -----------------------

General
- -------

The Plan is administered by the Committee appointed by the board of directors of Zapata. Among other duties, it is the responsibility of the Committee to interpret the Plan, decide all questions of eligibility and determine the amount, manner and time of payment of any benefits.

Pursuant to the terms of the Plan, the Company entered into the Master Trust agreement with First City, Texas. In October 1992, the board of directors of Zapata removed First City, Texas, as trustee and appointed NationsBank of Texas, N.A., as the successor trustee. All of the Plan's assets are maintained in the Master Trust with the assets of the Zapata Plan. Among other duties, the trustee is to invest assets in the Zapata Common Stock Fund, upon the direction of the Committee, and to receive contributions and distribute benefits of the Plan. An independent investment manager, Fayez-Sarofim, directs investments in the Equity Fund and the Fixed Income Fund. The Committee directs all investments made in the Money Market/Guaranteed Investment Contract Fund.
Hewitt Associates maintains the participating employees' account balances.

Participants
- ------------

Employees become eligible to participate in the Plan on January 1, April 1, July 1 or October 1 after completion of one year of service with the employer. Each employee of the Company who was a member of the Zapata Plan on September 30, 1985, is automatically a member of the Plan. As of September 30, 1993 and 1992, there were 1,029 and 1,081 employees, respectively, participating in the Plan with 323 and 295, respectively, of these employees making contributions to the Plan.

Contributions
- -------------

Contributions may consist of employee contributions, matching contributions from the employer and employer profit-sharing contributions. Employees make contributions to the Plan at their own discretion. Contributions can be made in any whole percent from 1 percent through 16 percent (as designated by the employee) of compensation received from the employer. An employee's pretax contribution cannot exceed 10 percent and his after-tax contribution cannot exceed 16 percent. A participant may, by written direction, (a) change the rate of contribution twice each Plan year effective the first day of the subsequent Plan quarter or (b) discontinue his contributions at any time. However, in the event such contributions are discontinued, they must be suspended for a period of not less than one calendar quarter. Contributions may be resumed the following January 1, April 1, July 1 or October 1. Further, each participant may authorize the transfer of existing account balances twice each year among the available investment funds in 10 percent increments. Participants' contributions are remitted by the employer to the Plan's trustee on a regular basis. Also, each quarter, the Company contributes to the Plan an amount equal to 10 percent of each participant's first 6 percent of employee contributions for each quarter regardless of whether the contributions were pretax or after tax contributions.

Each Plan year, the Company also contributes its profit-sharing contribution to the Plan, out of its current or accumulated earnings and profits, an amount equaling 2 percent of each participating employee's compensation up to $228,860 and $222,220 for 1993 and 1992, respectively, indexed for inflation, plus any discretionary contribution as determined by the board of directors. Consistent with the prior year, the Company did not consider compensation of employees who terminated during the year for reasons other than death, disability or retirement in computing contribution requirements. No discretionary contribution was made during the current or prior Plan year.

Withdrawals
- -----------

Any participant may withdraw all or any part of the after-tax contribution account balance he has made to the Plan, as of any quarterly valuation date, by giving at least 30 days' written notice. Such a withdrawal, however, causes the participant to forfeit his right to withdraw any additional amounts from his contribution account until the expiration of one complete year following the date of the distribution. Subject to approval by the Committee, withdrawals may be made from the pretax contribution account on or after the age of 59-1/2 or for reasons of hardship after participating for one full Plan year.

Upon retirement, disability, death or termination of service, an employee is entitled to receive the full amounts credited to his after-tax contribution, pretax contribution, employer matching contribution and profit-sharing contribution accounts.

No withdrawals are permitted from the employer contribution or the employer contribution account.

Vesting
- -------

Participants are fully vested in both employer and employee contributions upon entering the Plan.

Loans to Participants
- ---------------------

Upon completion of one full Plan year of service, Plan participants are eligible to obtain a loan from the Plan. Under the terms of the Plan, the loan amount shall not exceed half of the participant's vested account balance. The maximum loan amount is $50,000 and the minimum loan amount is $1,000. A member may not have more than one loan outstanding at a time under the Plan, and a member is limited to a maximum of one loan per year. The term of the loan shall not exceed five years for a regular loan and 10 years for a primary residence loan. Interest accrues on the outstanding principal balance of the loan at the trustee's prime rate at the date of origination plus 2 percent.

                                                           SCHEDULE I



             ZAPATA HAYNIE CORPORATION PROFIT-SHARING/SAVINGS PLAN
             -----------------------------------------------------


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ------------------------------------------------------------

                               SEPTEMBER 30, 1993
                               ------------------



                                                         Current
                                                         Market
         Issuer and Description              Cost         Value
        ------------------------          -----------  -----------

INVESTMENT IN ZAPATA CORPORATION MASTER
 PROFIT-SHARING TRUST*:
    Equity Fund                            $  730,919   $1,165,757
Money Market/Guaranteed Investment
    Contract Fund                           3,119,898    3,119,898
Fixed Income Fund                             142,042      162,097
    Zapata Common Stock Fund                  128,906       80,472
                                           ----------   ----------

Total                                      $4,121,765   $4,528,224
                                           ==========   ==========

LOANS TO PARTICIPANTS*                     $  133,436   $  133,436
                                           ==========   ==========


* Indicates party in interest.



   The foregoing notes to financial statements are an integral part of this schedule.

                                                                     EXHIBIT 1

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------


                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------



Statement of Participating Plans' Equity, September 30, 1993

Statement of Participating Plans' Equity, September 30, 1992

Statement of Earnings and Changes in Participating Plans' Equity for the Year
 Ended September 30, 1993

Statement of Earnings and Changes in Participating Plans' Equity for the Year
 Ended September 30, 1992

Notes to Exhibit

Schedule of Assets Held for Investment Purposes, September 30, 1993

Schedule of Reportable Transactions for the Year Ended September 30, 1993

                                                                    EXHIBIT 1
                                                                    Continued

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                ----------------------------------------------


                   STATEMENT OF PARTICIPATING PLANS' EQUITY
                   ----------------------------------------

                              SEPTEMBER 30, 1993
                              ------------------



                                                        Money Market/                Zapata
                                                         Guaranteed       Fixed      Common
                                             Equity      Investment      Income       Stock
                                              Fund      Contract Fund     Fund        Fund         Total
                                          ------------  -------------  -----------  ---------  -------------
ASSETS:
 Short-term investments                    $   429,758     $6,894,076   $   80,811   $  4,662    $ 7,409,307
 Common stock                                9,661,804              -            -    213,959      9,875,763
 Preferred stock                               181,500              -            -          -        181,500
 Corporate obligations                         149,813              -      938,377          -      1,088,190
 U.S. Government agencies                            -              -    1,035,223          -      1,035,223
 Interest and dividends receivable              39,304            224       32,576          4         72,108
                                           -----------     ----------   ----------   --------    -----------
                                            10,462,179      6,894,300    2,086,987    218,625     19,662,091

LIABILITIES:
 Payables                                       40,855         35,680        6,890          -         83,425
                                           -----------     ----------   ----------   --------    -----------

PARTICIPATING PLANS' EQUITY
                                           $10,421,324     $6,858,620   $2,080,097   $218,625    $19,578,666
                                           ===========     ==========   ==========   ========    ===========




    The accompanying notes to exhibit and foregoing notes to the financial statements of Zapata Haynie Corporation Profit-Sharing Plan are an integral part of this exhibit.

                                                                       EXHIBIT 1
                                                                       Continued

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------


                    STATEMENT OF PARTICIPATING PLANS' EQUITY
                    ----------------------------------------

                               SEPTEMBER 30, 1992
                               ------------------



                                                        Money Market/                Zapata
                                                         Guaranteed       Fixed      Common
                                             Equity      Investment      Income       Stock
                                              Fund      Contract Fund     Fund        Fund         Total
                                           ------------ -------------  -----------  ---------   ------------
ASSETS:
 Short-term investments                    $    37,674     $6,826,580   $  141,016   $  5,287    $ 7,010,557
 Common stock                               11,596,103              -            -    189,816     11,785,919
 Preferred stock                               400,500              -            -          -        400,500
 Corporate obligations                               -              -      898,734          -        898,734
 U.S. Government agencies                            -              -      997,998          -        997,998
 Interest and dividends
  receivable                                    47,537            725       31,856          -         80,118

 Cash                                           44,781         15,593        4,962      8,001         73,337
                                           -----------     ----------   ----------   --------    -----------
                                            12,126,595      6,842,898    2,074,566    203,104     21,247,163

LIABILITIES:
 Payables                                       29,858         22,400        3,725          -         55,983
                                           -----------     ----------   ----------   --------    -----------

PARTICIPATING PLANS' EQUITY
                                           $12,096,737     $6,820,498   $2,070,841   $203,104    $21,191,180
                                           ===========     ==========   ==========   ========    ===========


           The accompanying notes to exhibit and foregoing notes to the financial statements of Zapata Haynie Corporation Profit-Sharing
                  Plan are an integral part of this exhibit .

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------


        STATEMENT OF EARNINGS AND CHANGES IN PARTICIPATING PLANS' EQUITY
        ----------------------------------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1993
                     -------------------------------------



                                                         Money Market/                   Zapata
                                                           Guaranteed       Fixed        Common
                                             Equity        Investment       Income       Stock
                                              Fund       Contract Fund       Fund         Fund         Total
                                          -------------  --------------  ------------  ----------  --------------

PARTICIPATING PLANS' EQUITY, beginning
 of year                                   $12,096,737      $6,820,498    $2,070,841   $203,104      $21,191,180


CONTRIBUTIONS:
   Employee                                    396,911         309,306        58,550      26,238         791,005
   Employer                                     30,168         403,442         3,657       3,258         440,525

INTEREST INCOME                                 13,166         441,322       160,138         320         614,946

DIVIDEND INCOME                                299,015               -             -           -         299,015

GAIN (LOSS) ON SALE OF SECURITIES              (80,994)              _           656        (575)        (80,913)

UNREALIZED APPRECIATION (DEPRECIATION)
 IN INVESTMENTS:
   Common stocks                              (868,807)              -             -      15,748        (853,059)
   Corporate obligations                             -               -        33,836           -          33,836

ADMINISTRATIVE EXPENSES                       (154,863)       (121,545)      (23,129)          -        (299,537)
                                           -----------      ----------    ----------    --------     -----------
                                            11,731,333       7,853,023     2,304,549     248,093      22,136,998

WITHDRAWALS, net of transfers
 between funds                              (1,310,009)       (994,403)     (224,452)    (29,468)     (2,558,332)
                                           -----------      ----------    ----------    --------     -----------


PARTICIPATING PLANS' EQUITY, end of
 year                                      $10,421,324      $6,858,620    $2,080,097    $218,625     $19,578,666
                                           ===========      ==========    ==========    ========     ===========


         The accompanying notes to exhibit and foregoing notes to the financial statements of Zapata Haynie Corporation Profit-
              Sharing Plan are an integral part of this exhibit.

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------


        STATEMENT OF EARNINGS AND CHANGES IN PARTICIPATING PLANS' EQUITY
        ----------------------------------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1992
                     -------------------------------------



                                                         Money Market/                   Zapata
                                                           Guaranteed       Fixed        Common
                                             Equity        Investment       Income       Stock
                                              Fund       Contract Fund       Fund         Fund          Total
                                          -------------  --------------  ------------  ----------   --------------

PARTICIPATING PLANS' EQUITY, beginning
 of year                                   $10,567,573      $6,612,045    $1,784,612    $153,211     $19,117,441


CONTRIBUTIONS:
   Employee                                  1,037,772         507,137       126,521      21,522       1,692,952
   Employer                                     72,503         122,679         8,842      12,969         216,993

INTEREST INCOME                                  7,135         551,442       154,041         376         712,994

DIVIDEND INCOME                                313,503               -             -           -         313,503

GAIN (LOSS) ON SALE OF SECURITIES
                                               (55,906)              -        (2,418)      1,255         (57,069)

UNREALIZED APPRECIATION IN INVESTMENTS:
   Common stocks                             1,205,036               -             -      33,202       1,238,238
   Preferred stocks                             33,880               -             -           -          33,880
   Corporate obligations                             -               -        66,010           -          66,010
   U.S. Treasury notes and
    agencies                                         -               -        51,802           -          51,802


ADMINISTRATIVE EXPENSES                       (163,301)       (126,003)      (24,724)          -        (314,028)
                                           -----------      ----------    ----------    --------     -----------
                                            13,018,195       7,667,300     2,164,686     222,535      23,072,716

WITHDRAWALS, net of transfers
   between funds                              (921,458)       (846,802)      (93,845)    (19,431)     (1,881,536)
                                           -----------      ----------    ----------    --------     -----------


PARTICIPATING PLANS' EQUITY, end of
   year                                    $12,096,737      $6,820,498    $2,070,841    $203,104     $21,191,180
                                           ===========      ==========    ==========    ========     ===========

    The accompanying notes to exhibit and foregoing notes to the financial statements of Zapata Haynie Corporation Profit-Sharing Plan are an
                        integral part of this exhibit.

                                                                    EXHIBIT 1
                                                                    Continued

                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                ----------------------------------------------


                               NOTES TO EXHIBIT
                               ----------------

                          SEPTEMBER 30, 1993 AND 1992
                          ---------------------------



1.  DESCRIPTION OF THE MASTER TRUST:
    --------------------------------

General
- -------

Zapata Corporation created the Zapata Corporation Master Profit-Sharing Trust (the Master Trust) effective October 1, 1985.

The Master Trust was established for the collective investment and reinvestment of funds contributed by defined contribution plans of Zapata Corporation (Zapata) and subsidiaries (collectively the Company). As of September 30, 1993, only the Zapata Corporation Profit-Sharing Plan (Zapata Plan) and the Zapata Haynie Corporation Profit-Sharing/Savings Plan (Zapata Haynie Plan) participate in the Master Trust. Employees of Zapata Haynie Corporation, a wholly owned subsidiary of Zapata, participate in the Zapata Haynie Plan, and the employees of Zapata and certain of its other subsidiaries participate in the Zapata Plan.

The Master Trust is administered by the Pension and Benefits Committee (the Committee) appointed by the board of directors of Zapata. Among other duties, it is the responsibility of the Committee to interpret the plans and Master Trust, decide all questions of eligibility and determine the amount, manner and time of payment of benefits. Pursuant to the terms of the plans, Zapata entered into a trust agreement with First City, Texas. In October 1992, the board of directors of Zapata removed First City, Texas, as trustee and appointed NationsBank of Texas, N.A., as the successor trustee (the trustee). Among other duties, the trustee is to receive contributions and distribute benefits and make investments as directed. All property and funds of the plans, including income from investments and contributions, are held by the trustee and retained for the exclusive benefit of the participants.

Investments
- -----------

The trustee maintains the Master Trust's assets in four separate funds for investment purposes as follows: (a) the Equity Fund, which is invested principally in equity securities such as common stock of various corporations,
(b) the Money Market/Guaranteed Investment Contract Fund, which is invested in guaranteed investment contracts issued by life insurance companies and short-term money market funds, (c) the Fixed Income Fund, which is invested predominantly in fixed income securities such as "high grade" corporate obligations and obligations issued or fully guaranteed by the United States Government and related agencies and (d) the Zapata Common Stock Fund, which is invested in the common stock of Zapata. The trustee, upon the direction of the Committee, directs the investments in the Zapata Common Stock Fund. An independent investment manager, Fayez-Sarofim, directs investments in the Equity Fund and the Fixed Income Fund. The Committee directs all investments made in the Money Market/Guaranteed Investment Contract Fund.

                                                            EXHIBIT 1
                                                            Continued






2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:
    ----------------------

Basis of accounting
- -------------------

The financial statements of the Master Trust are presented on the accrual basis of accounting. The accounts of the Master Trust are maintained on the cash basis and are adjusted to the accrual basis each fiscal year-end for financial reporting purposes.

Investments
- -----------

All investments have been recorded in the financial statements at their current market value as of the respective fiscal year-end.

Administrative Expenses
- -----------------------

For the 1993 and 1992 plan years, all administrative expenses including trustee, insurance, investment consultants, legal and audit fees were paid by the Master Trust.

Federal Income Taxes
- --------------------

The Company obtained its latest determination letter during 1987, in which the Internal Revenue Service stated that the participating plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The participating plans have been amended since receiving the determination letter. However, the Committee and the Company's tax counsel believe that the plans are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plans were qualified and the related trust was tax-exempt as of the financial statement date.

3.  SUBSEQUENT EVENT:
    -----------------

Effective September 30, 1992, Zapata terminated agreements with Arethusa (Off-Shore) Limited (Arethusa) and its subsidiaries pursuant to which Zapata managed the operation of Arethusa's rigs. In connection therewith, Arethusa agreed to establish a profit-sharing plan into which Zapata will transfer participant account balances with respect to certain employees who terminated their employment with Zapata and became employees of Arethusa. Such transfer was accomplished in October 1993 after Arethusa established a plan and received a favorable determination letter from the Internal Revenue Service. The account balances for participants in the Zapata Plan who are employees of Arethusa are included in the Zapata Plan financial statements as of September 30, 1993 and 1992. There were 492 and 509 participants, respectively, who were employees of Arethusa with aggregate account balances of $8,428,947 and $9,706,736 at September 30, 1993 and 1992, respectively. In October 1993, the aggregate account balances of the participants who were employees of Arethusa were transferred to the Arethusa profit-sharing plan.

                                                           EXHIBIT 1
                                                           Continued

                                                          SCHEDULE 1


                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ------------------------------------------------------------
                               SEPTEMBER 30, 1993
                               ------------------


Maturity
Value or
Number of                                                    Market
Shares                Description                  Cost       Value
- ---------  ----------------------------------    ---------  ---------

           EQUITY FUND
           -----------
           COMMON STOCK:
            Basic industries-
    2,700    Dow Chemical Company                 $151,572   $157,950
    4,500    E.I. DuPont de Nemours & Co.           92,114    209,250
    1,500    Rohm & Haas Company                    82,340     75,562
    2,100    Temple Inland Corp.                    18,587     86,100
    3,000    Kimberly-Clark Corp.                  157,870    147,000
            Consumer nondurable products-
    2,000    Anheuser-Busch Companies Inc.          22,212     91,750
   20,000    Coca-Cola Company                      87,988    845,000
    3,800    Disney Walt Company                   120,360    143,450
    4,000    General Mills Incorporated            252,778    241,000
    4,500    Gillette Company                      179,605    258,750
    4,000    Kellogg Company                        67,632    198,000
    9,000    Pepsico Inc.                          277,665    353,250
    8,000    Nestle Sponsored ADR                  237,813    306,728
    2,500    Nike Inc. Class B                     181,212    112,500
   13,500    Philip Morris Companies Inc.           51,305    619,312
    5,500    Procter & Gamble Company              107,079    261,250
    5,000    Readers Digest Association Inc.       148,300    188,750
   10,000    Sara Lee Corp.                        224,175    236,250
      800    Tambrands                              49,748     33,900
            Energy-
    2,500    Chevron Corporation                    76,859    244,375
    2,000    Exxon Corporation                     118,495    131,000
    2,500    Mobil Corporation                      41,999    204,062
    2,500    Royal Dutch Petroleum Company          65,059    254,062
            Financial services-
    1,200    Federal National Mortgage Assoc.       94,422     94,500
    3,000    Merrill Lynch & Co., Inc.             201,268    294,000
    4,580    Unitrin Inc.                           30,518    202,665


       The foregoing notes to financial statements of Zapata Corporation Master Profit-Sharing Trust and Zapata Haynie Corporation Profit-
          Sharing/Savings Plan are an integral part of this exhibit.

                                                           EXHIBIT 1
                                                           Continued

                                                           SCHEDULE I
                                                           Continued



 Maturity
 Value or
  Number                                                               Market
of Shares             Description                        Cost           Value
- ---------  ------------------------------------       ----------     ----------

           COMMON STOCK (Continued):
            Health and personal care-
    4,000    American Home Products Corporation           92,901         244,000
    3,000    Amgen Inc.                                  200,875         115,875
   16,000    Merck & Company Inc.                        323,040         492,000
    5,000    Pfizer Inc.                                 360,488         297,500
            Multi-industry-
    2,500    Minnesota Mining &                          175,858         257,188
              Manufacturing Co.
    3,000    WMX Technologies, Inc.                      119,180          91,500
            Retailing and Merchandising-
    3,000    American Stores Company                     125,715         127,125
    4,500    May Department Stores Company                35,041         195,750
    7,000    Johnson & Johnson                           325,300         275,625
    4,000    Toys R Us Inc.                              108,575         147,500
    6,000    Wal-Mart Stores Incorporated                139,680         147,750
            Technology-
    2,000    Emerson Electric Company                    121,620         117,750
    5,800    General Electric Company                    101,418         556,075
    2,500    Motorola, Inc.                              172,337         252,500
            Office business machine-
    6,000    American Telephone & Telegraph              236,610         353,250
                                                      ----------     -----------
              Total common stock                       5,777,613       9,661,804
                                                      ----------     -----------
            PREFERRED STOCK:
    6,000    Cooper Industries Inc.                      195,235         181,500
                                                      ----------     -----------
            CONVERTIBLE BONDS:
  141,000    Time Warner Inc., 8.75% convertible
              sub. deb., due January 10, 2015            147,698         149,813
                                                      ----------     -----------

            SHORT-TERM INVESTMENTS:
  429,758    NationsBank, Nations Prime                  429,756         429,758
                                                      ----------     -----------
              Total Equity Fund Investments           $6,550,302     $10,422,875
                                                      ==========     ===========

            MONEY MARKET/GUARANTEED INVESTMENT
              CONTRACT FUND

            SHORT-TERM INVESTMENTS:
  164,131    NationsBank, Nations Prime               $  164,131     $   164,131
6,729,945    IDS Trust Collective Income Fund          6,729,945       6,729,945
                                                      ----------     -----------
              Total Money Market/Guaranteed
               Investment Contract
               Fund investments                       $6,894,076     $ 6,894,076
                                                      ==========     ===========

       The foregoing notes to financial statements of Zapata Corporation Master Profit-Sharing Trust and Zapata Haynie Corporation Profit-
          Sharing/Savings Plan are an integral part of this exhibit.

                                                           EXHIBIT 1
                                                           Continued

                                                           SCHEDULE I
                                                           Continued




Maturity
Value or
Number of                                                                 Market
Shares               Description                             Cost          Value
- ---------  ---------------------------------              ---------      ---------

           FIXED INCOME FUND

           CORPORATE OBLIGATIONS:
 350,000    American General Corporation, 9.625%
             note, due July 15, 2000                      $  356,517     $  423,973

 150,000    Philip Morris Inc., 7.625% note, due
              May 15, 2002                                   151,500        162,987
 300,000    U.S. West Financial, 8.85% term note,
             due September 20, 1999                          282,537        351,417
                                                          ----------     ----------

              Total corporate obligations                    790,554        938,377
                                                          ----------     ----------
           U.S. GOVERNMENT AGENCIES:
            U.S. Treasury Notes-
 125,000     6.375% note, due January 15, 1999               128,086        133,847
 400,000     10.50% note, due August 15, 1995                403,625        447,876
 400,000    Federal National Mortgage Association,
             8.15%, due May 11, 1998                         394,750        453,500
                                                           ---------     ----------
              Total U.S. Government agencies                 926,461      1,035,223
                                                          ----------     ----------
           SHORT-TERM INVESTMENTS:
  80,811   NationsBank, Nations Prime                         80,811         80,811
                                                          ----------     ----------
              Total fixed Income Fund Investments         $1,797,826    $ 2,054,411
                                                          ==========    ===========
           ZAPATA COMMON STOCK FUND

*213,959   ZAPATA CORPORATION COMMON STOCK                $1,016,595     $  213,959

           SHORT-TERM INVESTMENTS:
   4,662    NationsBank, Nations Prime                         4,662          4,662
                                                          ----------     ----------
                                                          $1,021,257     $  218,621
                                                          ==========     ==========



       The foregoing notes to financial statements of Zapata Corporation Master Profit-Sharing Trust and Zapata Haynie Corporation Profit-
          Sharing/Savings Plan are an integral part of this exhibit.


*Indicates party in interest.

                                                           EXHIBIT 1
                                                           Continued

                                                           SCHEDULE II



                 ZAPATA HAYNIE CORPORATION PROFIT-SHARING PLAN
                 ---------------------------------------------

                 ZAPATA CORPORATION MASTER PROFIT-SHARING TRUST
                 ----------------------------------------------


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                ------------------------------------------------

                     FOR THE YEAR ENDED SEPTEMBER 30, 1993
                     -------------------------------------



                               Carrying                               Gain
                               Value of    Purchase     Selling     (Loss) on
        Description              Asset       Price       Price     Transaction
- ----------------------------  -----------  ---------  -----------  -----------

SHORT-TERM INVESTMENTS:
  NationsBank-
    EBP Short-Term
    Investment Fund-
      223 dispositions        $3,704,206   $    -     $3,704,206   $    -
      299 acquisitions         3,704,206    3,704,206      -            -


       The foregoing notes to financial statements of Zapata Corporation Master Profit-Sharing Trust and Zapata Haynie Corporation Profit-
          Sharing/Savings Plan are an integral part of this exhibit.

                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereto duly authorized.


                                                  ZAPATA HAYNIE CORPORATION
                                                  Profit Sharing/Savings Plan

                                                  /s/ Thomas H. Bowersox
March 29, 1994                                    --------------------------
                                                  Thomas H. Bowersox
                                                  Vice President